SEC Form 4/A Anderson Amended Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Anderson, Tom (Last) (First) (Middle) 503 Airport Road (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol PremierWest Bancorp PRWT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 4, 2002 5. If Amendment, Date of Original (Month/Year) 10/23/2002	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				18,000.00	I	By IRA

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Anderson, Tom - December 4, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (030102) (right to buy)	$5.46	03/15/2002	A | V	(A) 15,750.00	(1) | 02/28/2012	Common Stock - 15,750.00		15,750.00	D
Stock Option (062002v) (right to buy)	$7.06	06/20/2002	A | V	(A) 4,000.00	(2) | 06/20/2012	Common Stock - 4,000.00		4,000.00	D

Explanation of Responses : This amended Form 4 is filed for the purpose of recording the 5% stock dividend awarded 6/01/02 which was not reflected on the stock options.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/Cliff E. Spencer__________________________ 12-04-2002 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney-in-Fact for Tom Anderson Page 2 SEC 1474 (3-99)

Anderson, Tom - December 4, 2002
Form 4 (continued)
FOOTNOTE Descriptions for PremierWest Bancorp PRWT

Form 4 - December 4, 2002

Tom Anderson
503 Airport Road
Medford, OR 97501
Explanation of responses:

 (1)   Beginning on the third anniversary of the grant date, the options vest 5,000 shares in 2005, 2,500 shares in 2006, 3,000 shares in 2007 3,000 shares in 2008 and 2,500 shares in 2009.
(2)   Beginning on the first anniversary of the grant date, the options vest 20% each year.

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